UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-31819

Gold Reserve Inc.
(Translation of registrant’s name into English)

999 W. Riverside Avenue, Suite 401
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 9, 2022, Gold Reserve Inc. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company’s effective registration statements (including any prospectuses forming a part of such registration statements) on file with the U.S. Securities and Exchange Commission (the “SEC”) and are to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward-looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein, many of which are outside our control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation: (i) risks associated with the timing and ability to appeal or contest the revocation of the mining rights held by Siembra Minera; (ii) Venezuela’s failure to honor its commitments and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project could adversely affect the Company; (iii) risks associated with Venezuela’s failure to honor its remaining commitments associated with the formation and operation of Siembra Minera; (iv) the breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela could have an adverse impact on the Company; (v) risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera project; and (vi) risks associated with sanctions imposed by the U.S. and Canadian governments targeting the Bolivarian Republic of Venezuela.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Information Form and Annual Report on Form 40-F, including, but limited to, the section entitled “Risk Factors” in Management’s Discussion and Analysis therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by Gold Reserve Inc. on March 9, 2022*
* Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2022

GOLD RESERVE INC. (Registrant)

By: /s/ David P. Onzay

David P. Onzay, its Chief Financial Officer

and its Principal Financial and Accounting Officer